UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER

FORM 12b-25	001-14565

NOTIFICATION OF LATE FILING

CUSIP NUMBER

356108100

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR
For Period Ended: February 2, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Fred’s, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

4300 New Getwell Road
Address of Principal Executive Office (Street and Number)

Memphis, Tennessee 38118
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fred’s, Inc. (the “Company”) is delayed in preparing and filing its Annual Report on Form 10-K for the fiscal year ended February 2, 2019 (the “Form 10-K”) by the April 18, 2019 filing due date applicable to accelerated filers. The Company expects to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date. Should the Company be unable to file the Form 10-K by such date, it will continue its efforts to file the Form 10-K as soon as practicable thereafter.

On April 11, 2019, the Company announced a plan to close 159 underperforming stores (the “Plan”) and the Company’s expectation of related costs and impairment charges. The Company’s management, accounting and legal personnel continue to assess the impact of executing the Plan and analyze the accounting impact thereof, which have contributed to the Company’s delay in preparing and filing the Form 10-K.

The foregoing circumstances have delayed the preparation and review of the Form 10-K and have made the timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.

Forward-Looking Statements

Statements in this notification about the expected timing of the filing of the Form 10-K and the Company’s results of operations, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of risks, uncertainties and assumptions that could cause the actual results to differ materially from such forward-looking statements, including, among other things, the time needed for the Company to finalize and file its Form 10-K, and to continue to assess the impact of executing the Plan and analyze the accounting impact of the Plan. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph M. Anto	(901)	365-8880
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).            Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be a significant change in the Company’s results of operations for the fiscal year ended February 2, 2019, as compared to the previously reported results of operations for the fiscal year ended February 3, 2018, due to the Company’s presentation of the results of operations for a portion of its retail pharmacy business (the “Retail Rx Disc Ops Business”) as discontinued operations in accordance with ASC 205-20, Results of Operations – Discontinued Operations. The results of operations of the Retail Rx Disc Ops Business for the year ended February 2, 2019 will be presented as discontinued operations in the financial statements included in the Company’s Annual Report on Form 10-K for the year ended February 2, 2019 (the “Form 10-K”), and the results of operations of the Retail Rx Disc Ops Business for the year ended February 3, 2018 will be reclassified to conform with such presentation.  As a result of the foregoing, the Company’s net sales from continuing operations for the year ended February 3, 2018 will be reclassified to $1,395.8 million and its net loss from continuing operations for the year ended February 3, 2018 will be reclassified to $144.5 million, among other items.  After giving effect to the reclassification of the Retail Rx Disc Ops Business for the year ended February 3, 2018, it is not anticipated that there will be a significant change in the Company’s results of operations for the fiscal year ended February 2, 2019, as compared to the results of operations with respect to continuing operations for the fiscal year ended February 3, 2018. The financial information included herein consists of preliminary unaudited results, which will not be final until the Company files its audited financial statements in the Form 10-K.  Actual results may differ materially from these preliminary unaudited results.

Fred’s, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 18, 2019	By:	/s/ Joseph M. Anto
		Name:	Joseph M. Anto
		Title:	Chief Executive Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).